# SEC Schedule 13D/A (Amendment No. 50) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Biglari Holdings Inc., CIK 0001726173
CUSIP: 08986R408
Title of class of securities: Class A Common Stock, No Par Value
Address of issuer's principal executive offices: 19100 RIDGEWOOD PKWY, SUITE 1200, SAN ANTONIO, Texas (TX), 78259
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0000921895-07-001860
Filed by CIK 0001334426
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Capital Corp., 19100 Ridgewood Parkway, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400

## Reporting persons
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 157,503.9; shared voting power 0; sole dispositive power 157,503.9; shared dispositive power 0; aggregate amount beneficially owned 157,503.9 (72.1% of the class)
- LION FUND, L.P. (CIK 0001334426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 131,840.7; shared voting power 0; sole dispositive power 131,840.7; shared dispositive power 0; aggregate amount beneficially owned 131,840.7 (60.4% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF), other (OO); sole voting power 157,503.8; shared voting power 0; sole dispositive power 157,503.8; shared dispositive power 0; aggregate amount beneficially owned 157,503.8 (72.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, No Par Value
Name of issuer: Biglari Holdings Inc.
Address of issuer's principal executive offices: 19100 RIDGEWOOD PKWY, SUITE 1200, SAN ANTONIO, Texas (TX), 78259

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

Subsequent to filing Amendment No. 49 to the Schedule 13D, the Lion Fund acquired an aggregate of 3,826 Shares for an aggregate cost of approximately $6,562,583. The Shares purchased by the Lion Fund were purchased with its working capital in open market purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 218,412 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2026.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 5(b) is hereby amended and restated to read as follows:

As of the close of business on November 12, 2026, (i) the Lion Fund owned directly 131,840.7 Shares, constituting approximately 60.4% of the Shares outstanding; (ii) BCC owned directly 25,663.1 Shares, and by virtue of its relationship with the Lion Fund, BCC may be deemed to beneficially own the 131,840.7 Shares owned directly by the Lion Fund, constituting approximately 72.1% of the Shares outstanding; and (iii) Mr. Biglari owned directly 0.1 Share, and by virtue of his relationship with the other Reporting Persons, Mr. Biglari may be deemed to beneficially own, and have the sole power to vote and dispose of, the 131,840.7 Shares owned directly by the Lion Fund and the 25,663.1 Shares owned directly by BCC, constituting approximately 72.1% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Items 5(c) is hereby amended and restated to read as follows:

Exhibit 1 annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities

## Signatures
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (11/12/2026)
- LION FUND, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of BIGLARI CAPITAL CORP., its General Partner (11/12/2026)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (11/12/2026)